Exhibit (a)(10)



 FOR IMMEDIATE RELEASE

 Contact:  HASBRO
           Wayne S. Charness:  (News Media)
           401-727-5983
                or
           Renita O'Connell:  (Investor Relations)
           401-727-5401


 HASBRO, INC. EXTENDS TENDER OFFER FOR MICROPROSE, INC.

           Pawtucket, R.I. September 14, 1998 -- Hasbro, Inc. (ASE: HAS) announced today that it is extending to 5:00 p.m., New York City time, on Monday, September 14, 1998, its previously announced $6.00 per share cash tender offer to purchase all the outstanding shares of common stock of MicroProse, Inc. (NASDAQ: MPRS).

           Hasbro reported that a total of 5,086,252 shares of MicroProse common stock, representing approximately 88% of the shares outstanding, have been tendered and not withdrawn as of 12:00 Midnight, New York City time on September 11, 1998. In addition, guarantees of delivery as to 175,335 shares were received. The purpose of the extension is to provide additional time for MicroProse stockholders to tender a sufficient number of shares so that Hasbro, following the expiration of the tender offer, may acquire all remaining MicroProse shares not tendered in the tender offer by means of a "short form" merger under Delaware law without a stockholders' meeting. If 90% or more of the outstanding MicroProse shares are tendered by 5:00 p.m., New York City time on September 14, 1998, Hasbro intends to effect such a "short form" merger promptly thereafter for $6.00 per share in cash, without prior notice to, or any action by, any remaining MicroProse stockholders.

           Hasbro, Inc. is a worldwide leader in the design, manufacture and marketing of toys, games, interactive software, puzzles and infant products. Both internationally and in the U.S., its Playskool registered trademark, Kenner registered trademark, Tonka registered trademark, OddzOn registered trademark, Super Soaker registered trademark, Milton Bradley registered trademark, Parker Brothers registered trademark, Tiger trademark, and Hasbro Interactive trademark products, provide children and families with the highest quality and most recognizable toys and games in the world.

           MicroProse, Inc. is a leading developer and publisher of entertainment software for use on CD-ROM-based personal computers (PC's). The Company has four development studios located in Alameda, California; Hunt Valley, Maryland; Chapel Hill, North Carolina; and Chipping Sodbury, England. Products are available nationally and internationally and are sold through major distributors, retailers and mass merchants. Product and company information is available for download from the MicroProse website at www.microprose.com.